Exhibit (d)(9)

EXECUTION COPY

CENTERLINE HOLDING COMPANY

625 Madison Avenue

New York, NY 10022

Wells Fargo Bank, N.A.

420 Montgomery Street

San Francisco, CA 94163

Attn: Ed Blakey

Reference is made to that certain Exchange and Consent Agreement (the “Agreement”) entered into as of February 26, 2010 by and among Centerline Holding Company (the “Company”), Wells Fargo Bank, N.A. (the “Holder”) and Paul, Hastings, Janofsky & Walker LLP, as escrow agent. All capitalized terms not defined in this letter shall have the meanings ascribed to them in the Agreement (including schedules and exhibits).

A. Notwithstanding anything in the Agreement to the contrary, the documents placed into escrow by the Holder pursuant to Section 6(b) of the Agreement shall not be released by the Escrow Agent under any circumstances unless both (i) the Release Conditions have been satisfied and (ii) each of the Company and Island Capital Group LLC deliver to the Holder and the Escrow Agent a certificate of an officer of the Company and Island Capital Group LLC, respectively, on the Transaction Closing Date certifying the following:

1. As of the Transaction Closing Date, the holders of the Existing CRA Preferred Shares and the 11% Preferred Shares (collectively, the “Existing Preferred Shares”) will own in the aggregate no less than fifty-one percent (51%) of the common equity (on a fully diluted, as-exchanged basis) of the Company.

2. As of the Transaction Closing Date, the equity securities issued to holders (including the Holder) upon exchange or reclassification of their respective Existing Preferred Shares shall be comprised only of the Special Series A Shares (with designations, powers, preferences, rights, privileges, qualifications and restrictions substantially in the form of the Special Series A COD attached as Exhibit A to the Agreement).

3. No holder of any 4.4% CRA Preferred Shares or 11% Preferred Shares shall have any separately negotiated economic or material contract or other rights with respect to their shares except as described on Schedule II to the Agreement or otherwise disclosed in writing to the Holder (including, without limitation, the Island Proposal letter which includes a description of the arrangements with Related).

4. The Transaction is being consummated in all material respects on the terms as set forth in Schedule II to the Agreement.

5. As of the Transaction Closing Date, 100% of the outstanding 4.4% CRA Preferred Shares and 100% of the 11% Preferred Shares will, as applicable, either be exchanged for, or reclassified into, Special Series A Shares.

B. The Company agrees that until the expiration of the Lock-Up Period (as defined in that certain letter regarding the Lock-Up Agreement between the Company and the Holder of even date herewith): (a) the Company shall not issue additional (i) Common Shares, (ii) securities that have economic and voting rights equivalent to Common Shares or (iii) securities that are exercisable or exchangeable for, or convertible into, Common Shares or securities that have economic and voting rights equivalent to Common Shares, if any such issuance referred to in clause (i), (ii) or (iii) would cause the Holder’s percentage ownership interest in the outstanding Common Shares of the Company (on a fully diluted, as exercised, exchanged and converted basis) to be less than 0.77% in the aggregate (such percentage ownership, the “Percentage Ownership”) (it is understood that the Percentage Ownership shall be calculated as if any securities that have economic and voting rights equivalent to Common Shares and any securities that are exercisable or exchangeable for, or convertible into such securities were, in fact, Common Shares); and (b) in the event of any merger, consolidation, recapitalization, reorganization or reclassification involving the Company or a sale of all or substantially all of the Company’s assets or other extraordinary transaction involving the Company, the Holder will be treated fairly, equitably and no different than every other common equityholder, including any equitable adjustment to the Holder’s Percentage Ownership in the Company (or any successor or acquiring or resulting company, whether in an asset sale, merger, triangular merger or otherwise) immediately after such transaction.

C. The Company hereby agrees to provide to the Holder copies of all side letters or similar agreements (the “Other Agreements”) with other holders of Existing CRA Preferred Shares and the 11% Preferred Shares (collectively, “Existing Preferred Shares”) and will extend to each Holder, at its request, benefits and accommodations (the “Additional Benefits”) no less favorable (the “MFN”) than those extended to any other holder of Existing Preferred Shares (the “Other Holders”); provided, however, that no Holder shall be entitled to the MFN with respect to Additional Benefits requested by any Other Holder if (i) such Additional Benefits would give such Holder an unfair windfall or advantage because such Holder is combining benefits awarded to different Other Holders (and, if applicable, to such Holder pursuant to this Agreement) in Other Agreements with respect to the same category of benefits, but in such event the Company will give such Holder the opportunity to elect which benefit it will receive; or (ii) such Additional Benefits were given to the Other Holder to reflect legal requirements to which such Other Holder is subject if such legal requirements are not applicable to such Holder.

D. Notwithstanding anything in the Agreement to the contrary, the Escrow Agent undertakes to perform such duties as are expressly set forth herein. To the fullest extent permitted by law, the Escrow Agent shall have no liability to the Company or the Holder under any agreement other than this letter agreement and the Agreement. The Escrow Agent shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines that the Escrow Agent’s gross negligence or willful misconduct was the primary cause of any loss to the Company or the Holder.

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This letter may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Please acknowledge your agreement with the above terms by signing below where indicated.

Centerline Holding Company

		By:	/s/ Marc D. Schnitzer
		Name:	Marc D. Schnitzer
		Title:	President & CEO

ACKNOWLEDGED AND AGREED TO:

WELLS FARGO BANK, N.A., AS SUCCESSOR IN INTEREST TO WACHOVIA BANK, N.A. (FORMERLY KNOWN AS WESTERN FINANCIAL BANK, N.A.)

By:	/s/ Robert D. Taylor
Name:	Robert D. Taylor
Title:	Senior Vice President

Dated: February 26, 2010

ACKNOWLEDGED AND AGREED TO:

PAUL, HASTINGS, JANOFSKY & WALKER LLP,
AS ESCROW AGENT

By:	/s/ Joseph P. Opich
Name:
Title:	Partner

Dated: February 27, 2010